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                              May 26, 2023

       Qian Wang
       Chief Executive Officer
       YSMD, LLC
       745 5th Ave, Suite 500
       New York, NY 10151

                                                        Re: YSMD, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 4
                                                            Filed May 8, 2023
                                                            File No. 024-12008

       Dear Qian Wang:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 4 filed May 8, 2023

       Expected Annualized Returns, Expected Annual Dividend Ratios and Expected Average Growth
       Rates, page 36

   1. We note your response to prior comment 14 and your revised disclosure. Please tell us how you determined you
have a reasonable basis for the assumptions used to calculate the expected annualized
return, expected annual dividend ratio, expected annual growth rate and/or expected average
growth rate for each series. Include within your response your consideration of the
following when determining assumptions are reasonable:

                                                              property
operating history;
                                                              short term nature
of property leases;
                                                              property
management and renovation management fees; and
                                                              each series
concentrated interest in a single property and the reliance on that single
 Qian Wang
FirstName  LastNameQian Wang
YSMD, LLC
Comapany
May        NameYSMD, LLC
     26, 2023
May 26,
Page 2 2023 Page 2
FirstName LastName
              property for its cash flows.

         Please also revise to explain why the Expected Annual Return amount includes "the initial investment in the property" and "the net proceeds expected to be earned upon the selling of the property at the end of the holding period," and state the holding period for each property. In addition, we note you have not disclosed the assumed occupancy rate or amounts allocated to servicing debt for the 1742 Spruce Street property. We also note that you state the expected annualized return for the 2340 Hilgard property is 16.2% on page
         36, but on your website, you state the expected annual return is 14.8%. Please explain to us your discrepancy.
General

2. We note your response to comment 3. Please revise your Summary section to include the organizational chart of 1742 Spruce Street LLC. Please also revise your Interest of
         Management and Others in Certain Transactions section to include the real estate purchase disclosure regarding YSMD Series A.
3. We note your revised disclosures in response to prior comment 12, and that Mr. Wang is signing as the Principal Accounting Officer and Principal Financial Officer. We also refer to your disclosure on page 43 that Xuefei Hui is your Chief Financial Officer. As the executive officers you list should refer to the individuals in charge of a principal business function (such as finance), please revise your disclosures to explain which financial and accounting responsibilities are held by Ms. Hui and which financial and accounting responsibilities are held by Mr. Wang. Refer to Instruction 2 to Item 10(a) of the Form 1-
         A.
4. We refer to your website disclosure on the About Us page under the section titled "Meet
         The Team." Other than Mr. Wang, please tell us the basis for including on your website each person listed. In this regard, we note that the section title "Meet The Team" suggests that such persons are employed by you/Collab. However, it appears that certain persons are employed elsewhere, and their affiliation with you/Collab, if any, is unclear. As a non-exclusive example only, your website states that Messrs. Lucas and Valenti hold current roles as Chief Operating Officer and Chief Creative Officer, respectively, at
         Scalio.

         Additionally, please revise your disclosure regarding Mr. Chew's employment status with you/Collab, or advise. In this regard, we note that it appears his employment with you/Collab ended in December 2022.
5. We note your response to comment 14. Please also explain to us the basis for your website disclosure regarding historical performance information that encompasses other properties (e.g., historical yields) not held by you. More specifically, we note your references to "Historical yields of 19%" and "19% HISTORICAL IRR Across realized deals in the Collab portfolio" under the sections titled "We give investors" and "Collab by
 Qian Wang
YSMD, LLC
May 26, 2023
Page 3
       numbers," respectively.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameQian Wang
                                                             Division of
Corporation Finance
Comapany NameYSMD, LLC
                                                             Office of Real
Estate & Construction
May 26, 2023 Page 3
cc:       Jill Wallach, Esq.
FirstName LastName